EXHIBIT 99.1

FAIRFAX TO ACQUIRE CERTAIN CANADIAN ASSETS OF CARILLION

Toronto, Ontario (February 5, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and Carillion Canada Holdings Incorporated (“Carillion”) announce that they have entered into an agreement pursuant to which Fairfax will acquire certain assets and assume certain liabilities related to Carillion’s Canadian operations.

Under the transaction, Fairfax will acquire the services business carried on by Carillion in Canada relating to facilities management of airports, commercial and retail properties, defense facilities, select healthcare facilities and on behalf of oil, gas and mining clients, including under the Outland brand.  The transaction is subject to customary closing conditions, including approval by the Ontario Superior Court of Justice in Carillion Canada’s proceedings under the Companies’ Creditors Arrangement Act (Canada), applicable regulatory approvals and the satisfactory completion of due diligence by Fairfax, and is expected to close in the first quarter of 2018.

“We are excited to have the services business of Carillion Canada join the Fairfax group,” said Prem Watsa, Chairman and CEO of Fairfax.  “The services business of Carillion Canada has an excellent long-term track record and we look forward to working with this team in growing their business over the long-term.”

Simon Buttery, President and CEO of Carillion Canada, said “we are delighted that more than 4,500 members of our team will be joining the Fairfax family.  This transaction will provide certainty and stability for the clients we work for and the customers we serve, and a strong platform for the continued growth of the business.”

Fairfax also announces its intention to appoint the Right Honourable David Johnston, former Governor General of Canada, and Stephen Wallace, former Secretary to the Governor General of Canada, to the board of directors of the acquired Canadian companies upon closing of the transaction.

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

About Carillion

Carillion is an infrastructure services company providing comprehensive asset management and operations solutions to industries and governments. Carillion provides all the services needed to create and manage places which play a vital part in national economies and local communities.

For further information contact:	Cody Johnstone, Corporate Communications,
at (905) 532-5200